Exhibit 8.1

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest
Banksy Shipping Company Limited	Liberia	100%
Monte Carlo 71 Shipping Company Limited	Marshall Islands	100%
Monte Carlo One Shipping Company Ltd	Marshall Islands	100%
Monte Carlo Seven Shipping Company Limited	Marshall Islands	100%
Monte Carlo Lax Shipping Company Limited	Marshall Islands	100%
Monte Carlo 37 Shipping Company Limited	Marshall Islands	100%
Monte Carlo 39 Shipping Company Limited	Marshall Islands	100%
Top Tanker Management Inc.	Marshall Islands	100%
Lyndon International Co.	Marshall Islands	100%